Exhibit 99.1
1Q2022 Operating Results of Shinhan Financial Group

On April 22, 2022, Shinhan Financial Group released its operating results for 1Q 2022. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		1Q 2022	4Q 2021	QoQ Change (%)	1Q 2021	YoY Change (%)
Revenue*	Specified Quarter	13,969,154	8,933,927	56.36	14,354,364	-2.68
	Cumulative	13,969,154	45,730,013	-	14,354,364	-2.68
Operating Income	Specified Quarter	1,905,951	972,323	96.02	1,682,379	13.29
	Cumulative	1,905,951	5,952,096	-	1,682,379	13.29
Income before Income Taxes	Specified Quarter	1,931,084	664,884	190.44	1,645,332	17.37
	Cumulative	1,931,084	5,583,664	-	1,645,332	17.37
Net Income	Specified Quarter	1,420,604	474,945	199.11	1,217,941	16.64
	Cumulative	1,420,604	4,112,628	-	1,217,941	16.64
Net Income Attributable to Controlling Interest	Specified Quarter	1,400,384	459,810	204.56	1,191,938	17.49
	Cumulative	1,400,384	4,019,254	-	1,191,938	17.49

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		1Q 2022	4Q 2021	QoQ Change (%)	1Q 2021	YoY Change (%)
Revenue*	Specified Quarter	7,474,166	3,979,395	87.82	7,820,038	-4.42
	Cumulative	7,474,166	23,540,347	-	7,820,038	-4.42
Operating Income	Specified Quarter	1,163,842	698,786	66.55	934,929	24.48
	Cumulative	1,163,842	3,586,717	-	934,929	24.48
Income before Income Taxes	Specified Quarter	1,177,467	496,890	136.97	877,607	34.17
	Cumulative	1,177,467	3,347,896	-	877,607	34.17
Net Income	Specified Quarter	863,295	364,349	136.94	656,568	31.49
	Cumulative	863,295	2,494,894	-	656,568	31.49
Net Income Attributable to Controlling Interest	Specified Quarter	863,092	364,226	136.97	656,437	31.48
	Cumulative	863,092	2,494,375	-	656,437	31.48

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		1Q 2022	4Q 2021	QoQ Change (%)	1Q 2021	YoY Change (%)
Revenue*	Specified Quarter	1,147,246	1,062,167	8.01	1,081,991	6.03
	Cumulative	1,147,246	4,359,627	-	1,081,991	6.03
Operating Income	Specified Quarter	233,831	180,242	29.73	227,454	2.80
	Cumulative	233,831	903,490	-	227,454	2.80
Income before Income Taxes	Specified Quarter	237,738	179,501	32.44	230,468	3.15
	Cumulative	237,738	906,886	-	230,468	3.15
Net Income	Specified Quarter	176,532	136,714	29.13	168,420	4.82
	Cumulative	176,532	676,297	-	168,420	4.82
Net Income Attributable to Controlling Interest	Specified Quarter	175,946	136,263	29.12	168,082	4.68
	Cumulative	175,946	674,997	-	168,082	4.68

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Operating Results of Shinhan Life (consolidated)

				(KRW million)
Item		1Q 2022	4Q 2021	QoQ Change (%)	1Q 2021	YoY Change (%)
Revenue*	Specified Quarter	2,237,286	2,156,196	3.76	1,410,981	58.56
	Cumulative	2,237,286	7,079,569	-	1,410,981	58.56
Operating Income	Specified Quarter	207,169	-3,008	6987.27	99,118	109.01
	Cumulative	207,169	267,692	-	99,118	109.01
Income before Income Taxes	Specified Quarter	202,396	-10,617	2006.34	97,824	106.90
	Cumulative	202,396	239,188	-	97,824	106.90
Net Income	Specified Quarter	152,373	-10,243	1587.58	72,825	109.23
	Cumulative	152,373	174,811	-	72,825	109.23
Net Income Attributable to Controlling Interest	Specified Quarter	152,373	-10,243	1587.58	72,825	109.23
	Cumulative	152,373	174,811	-	72,825	109.23

* Represents operation revenues on financial statement

* The accumulative figures of the previous year did not include net income of Orange Life, a corporation that was dissolved due to the merger on July1, 2021. Orange Life recorded net income of 216.8 billion won in the first half of 2021 before the merger and the accumulative net income of Shinhan Life and Orange Life for the first half of 2021 were 391.6 billion won.